Exhibit X

REPORT OF THE BOARD OF DIRECTORS

Summary of the year 2002

The year 2002 was good for NIB. Profit increased by 8.3% and amounted to EUR 142 million, compared with EUR 131 million in 2001. Net interest income increased to EUR 150 million during the year compared with EUR 147 million in 2001. Profits from financial transactions rose to EUR 13 million, mostly as a result of the continuing downturn in market interest rates.
     Economic growth in the Nordic countries is estimated at an average of 1.5% during 2002. The international economic downturn has lasted longer than had been expected, which has caused growth to be weak in the Nordic countries’ export markets as well. As a result of these factors, Nordic business has gone forward cautiously as regards investment decisions, with the value of investments in the Nordic countries continuing to decline during 2002. Despite this situation, the demand for NIB financing has thus far not felt any noteworthy effect.
     The EUR 1,648 million in new lending for the year was at about the same level as last year’s high level of lending, EUR

1,661 million, and loans agreed during the year amounted to EUR 1,807 million (2001: 1,795). The demand for loans in the Nordic countries continued to be good during 2002. NIB’s portfolio of loans outstanding in the Nordic countries amounted to EUR 7,975 million (7,748) at year-end. Total loans outstanding at year-end amounted to EUR 10,110 million (10,067).
     The Bank gives priority to environmental projects in its lending decisions. During 2002, NIB financed many environmental improvement projects. NIB held the chairmanship of the Steering group for NDEP, the Northern Dimension Environmental Partnership, during the Partnership’s first year of operations, until the middle of 2002. The NDEP is a forum created for the purpose of coordinating and streamlining the financing of environmental investments, particularly in the Baltic and Barents Sea regions. The first operational year of the NDEP ended with a successful pledging conference in Brussels.
     The credit quality of the Bank’s lending portfolio and financial counterparties has continued to be maintained at a high and stable level. During the period, the Bank made specific provisions in its accounts for identified possible loan losses in a total amount of EUR 3.7 million in respect of three loans. These provisions were made due to the weak economic situation and the prevailing uncertainty concerning general economic development in 2003, which may mean increased risk to the creditworthiness of the Bank’s counterparties.
     New borrowing rose to EUR 3,320 million (2,099). Outstanding borrowings increased to EUR 13,150 million (12,298). A total of 83 (46) long-term borrowing transactions were made in 12 (9) different currencies. In 2002, the Bank launched a 1 billion US dollar global issue under its US MTN borrowing programme.
     At year-end, total assets amounted to EUR 15.9 billion (15.0). Net liquidity rose to EUR 2,947 million (2,641). The Board of Directors proposes that EUR 40.3 million (39) be paid as a dividend to the Bank’s owners, the Nordic countries, for fiscal year 2002.

LENDING

Nordic countries
Lending in the Nordic countries rose compared with last year, despite the underlying weakness in the global economy. In particular, the financing of environmental and energy projects was among the areas where the Bank was able to generate added value for its clients, by offering the long-term financing needed to make large, long-term investments feasible.
     Disbursements in fiscal 2002 amounted to EUR 1,268 million (1,179). The relatively high demand for loans was partly due to the fact that commercial banks are reluctant to grant long-term loans during economic downturns. This, in turn, has the effect of strengthening NIB’s complementary role.
     Loans outstanding amounted to

EUR 7,975 million (7,748) at year-end. The Bank entered into loan agreements amounting to EUR 1,289 million (1,178). No new guarantees were issued, compared to EUR 25 million in 2001. The effects of exchange rate changes have had an impact on the amount of NIB’s loan portfolio. The weakening of the dollar has caused a decrease in the loan portfolio calculated in euros, since over one-fifth of NIB’s loans are denominated in dollars.
     Financing of environmentally friendly energy investments rose significantly for the second year in a row, with that sector’s share of total lending rising from 23% to 32%.The Bank made loan disbursements to energy investments in all the Nordic countries, and they were a considerable portion of the year’s disbursements in Denmark and Norway in particular.
     In terms of the total loan portfolio, the manufacturing industry is still the most important sector in the Bank’s Nordic lending operations, increasing from 41% to 42% of new lending. Disbursements to the pulp and paper industry rose again after two years. In the manufacturing sector, the share of disbursements to the food and engineering industries rose, while a drop was noted in the share of steel and metal manufacturing. Lending to financial intermediaries for onlending to small and medium sized enterprises (SMEs) grew from 7% to 10%, while lending to other sectors stayed more or less at last year’s levels.
     The portion of new lending denominated in euros amounted to 62% (60). The share of new lending in US dollars dropped to 11%, compared with 12%

NIB 2002	40	Annual Report

last year. Lending in Norwegian kroner rose from 2% to 5%, while lending in both Swedish kronor and Danish kroner declined compared with 2001.The share of lending in Swedish kronor was 14%(16) and in Danish kroner 5% (9). The British pound had the largest share of all other currencies, corresponding to 3%(0) of lending.
     Of the total amount of loan disbursements, 33% involved the financing of infrastructure projects, particularly energy supply. About 28% of lending went to cross-border investments, with Finnish and Swedish companies in particular as investors. Environmental investments accounted for 17% of all disbursements.

Environmental financing
Environmental lending operations are one of the cornerstones in the Bank’s lending. As of 31 December 2002, the Bank had a total exposure of EUR 1,861 million in environment related projects.A large part of these loans has been granted for urgent environmental projects in the Nordic countries and their neighbouring areas. As mentioned in the previous section, 17% of all loan disbursements to the Nordic countries in 2002 were made to finance environmental investments.These included an environmental loan to the pulp and paper industry, for a modern recycled paper facility and a biological water treatment plant. In the Bank’s international lending operations, environmental financing outside the Nordic countries is primarily aimed at the neighbouring areas to the Nordic countries, particularly through the Bank’s special Environmental Investment Loan facility (MIL).
     NIB applies environmental procedures consisting of a systematic environmental impact assessment of all its loan applications. Under the Bank’s environmental policy, the environmental impact of the projects behind all loan applications must be studied, and the projects have to conform with international agreements concerning the environ-

ment. In addition, the Bank shall actively encourage investments with positive environmental impact.

International lending
In several of the Bank’s borrower countries outside the Nordic region, investment activity has been lower than in previous years. The authorities in these countries have been more restrained than in the past in granting permission to its borrowers to take up loans in foreign currencies, which in turn has decreased the ability to invest in many areas, which has been the case, for example, in Asia.
     A total of EUR 759 million (847) in new loans was approved in 2002. Loans were agreed on for a total amount of EUR 518 million (617). Disbursements amounted to EUR 379 million (482). Loans outstanding amounted to EUR 2,135 million (2,319) at year-end. The decrease in the portfolio is primarily a result of the weakening of the dollar vis-à-vis the euro.
    The financing of new investments and the modernisation of existing facilities in the energy sector still make up an important part of new loans as well as the outstanding loan portfolio.The energy sector’s share of outstanding international loans is almost 40%, which is twice as high as that sector’s share of lending in the Nordic countries. The energy sector is one of the pillars for development in the borrower countries, and the investments in energy projects are also largely environmental projects.
     There is a wide geographical dispersion in NIB’s lending.About 43% of disbursed loans went to Central and Eastern Europe (including the Baltic countries, which accounted for 80% of that amount), 37% to Africa and the Middle East, 12% to Asia, and 0.1% to Latin America.Western Europe’s share was 8%.
     The year’s disbursements were dominated by loans to infrastructure investments, particularly the energy sector with a 24% share and the transportation and telecommunications sector with a

44% share.The share of disbursements to the health and healthcare sector amounted to just over 5% of loans disbursed.
     A large part of the loans were disbursed as part of lending programmes to financial intermediaries, and are usually earmarked for the financing of projects in the SME sector. NIB’s international lending is usually based on cooperation agreements with the governments of the borrower countries. Today, NIB has cooperation agreements with 36 countries. The Bank signed a cooperation agreement with Morocco during 2002. The agreement makes it possible to participate in the financing of private and public projects of mutual interest for Morocco and the Nordic countries.

THE NEIGHBOURING AREAS

Part of the Bank’s strategy is to contribute with financing to sustainable economic development in the Nordic countries’ neighbouring areas, that is, the Baltic countries, Poland, and northwestern Russia. NIB’s activities in the neighbouring areas constitute an important part of its lending operations, and the Bank allocates considerable resources to these activities. Lending to the Baltic countries increased sharply in 2002, particularly the financing of infrastructure investments in the energy and transportation sectors.
     In 2002 NIB signed an agreement with the government-owned Estonian power company Eesti Energia, for a loan intended, among other purposes, for modernisation of the power plants in Narva as well as for transmission and distribution. The investments are supposed to help reduce sulphur dioxide and carbon dioxide emissions, and to help the power plants comply with the EU’s emission standards. In addition, the first ordinary investment loan to the Baltic countries was signed. Ordinary investment loans are loans without special Nordic guarantees. The loan was agreed upon with the government-owned Latvian energy company, Latvenergo, and is ear-

NIB 2002	41	Annual Report

REPORT OF THE BOARD OF DIRECTORS

marked to finance wide-ranging investments in transmission and distribution.
     In this way the Bank has helped the government-owned Baltic power companies, particularly in Estonia and Latvia, create large investment programmes. Through these loans NIB has become the largest single external source of financing within the Baltic energy sector.
     During 2002 three loan programmes were signed for female entrepreneurs in the Baltic countries with local banks as the intermediaries. The lending programmes, which are a continuation of a previously established lending programme, are carried out in cooperation with the Council of Europe Development Bank.
     One of the most important projects within the framework of the Bank’s environmental lending facility is the mod-ernisation of the nickel smelting plant, Pechenga Nikel, on the Kola Peninsula. Disbursements of grants and loans to the project started during 2002, and the construction work has begun.

Northern Dimension Environmental Partnership
The Bank has an active role within the Northern Dimension Environmental Partnership (NDEP), a partnership aiming to coordinate and make more effective the financing of urgent environmental projects with cross-border effects in the Northern Dimension’s area—at the outset considered to be northwestern Russia and the Kaliningrad region.
     The NDEP consists of a Steering group and a Fund.Activities are directed by the Steering group, which prioritises projects and appoints a lead bank for each project. Permanent members of the Steering group are the EBRD, EIB, NIB, the World Bank, the European Commission and Russia. NIB held the Steering group’s chairmanship during the Partnership’s first operational year, up until the beginning of July 2002.
     The first pledging conference for the Environmental Partnership was held in Brussels in the beginning of July.The participants were representatives of the potential donors. NDEP’s Fund, which has the task of soliciting grants, was activated by virtue of sufficient donor funds

(EUR 122.5 million as of the publication of this Annual Report) having been collected at the conference in order to proceed on both environmental and nuclear waste problems. Additional contributions were promised for the future. The funds can be used in the financing of NDEP projects in combination with long-term loans from the international financial institutions and with local funds.
     The Steering group for NDEP has chosen 12 prioritised projects in Russia, of which six are proposed to be carried out under NIB’s direction. The projects are located in Kaliningrad, St. Petersburg, Novgorod, the Leningrad region and Murmansk. One of these projects is the last phase of the Southwestern wastewater treatment plant in St. Petersburg, a project with transboundary environmental effects throughout the Baltic Sea area. NIB has granted a loan of EUR 45 million to the project, which has a total cost of ca EUR 190 million.
     In order to sharpen the focus of its work with environmental projects in northwestern Russia, the Bank has set up an internal project organisation for projects in the Northern Dimension.

Increase in the environmental lending ceiling
In June 2002, the Nordic Council of Ministers approved an increase in the Bank’s environmental lending facility for the neighbouring areas (MIL) from EUR 100 million to EUR 300 million, with special guarantees. The parliamentary discussion in each of the member countries came to an end during 2002, and agreements with respect to the guarantees were signed. The increase in the MIL ceiling entered into force on 1 January 2003.
     At the end of the year 2002, the Bank’s total exposure under MIL amounted to EUR 94 million, and a large number of projects are now in the preparation stage.

FINANCIAL ACTIVITIES

The Bank’s borrowing on capital markets in 2002 amounted to EUR 3,320 million (2,099). Repayments of previously issued loans corresponded to EUR 1,787 million (1,780). Borrowings outstanding amounted to EUR 13,150 million (12,298) at year-end. During the year 2002, 83 (46) funding transactions were carried out in 12 (9) different currencies.
     The US dollar was the Bank’s most important borrowing currency in 2002, with a share of just over half of NIB’s new borrowings. In 2002 NIB carried out its largest issue ever, which was also the Bank’s first global benchmark issue. The issue, for one billion dollars, is registered with the Securities and Exchange Commission in the US. Almost one-third of the year’s new borrowings were carried out on the Asian capital markets. The Japanese yen accounted for 21%, the Hong Kong dollar for 6%, and the Taiwanese dollar for 5%. In addition, the Bank has issued bonds in Australian dollars corresponding to 5%, and in euros, likewise corresponding to 5% of the year’s borrowings. During the year the Bank has borrowed in three Nordic currencies: Swedish kronor, Norwegian kroner, and Icelandic kronur, which together amounted to 4% of the year’s borrowing transactions.The Bank issued a public fifteen-year bond in Icelandic kronur, which was NIB’s first public issue on the Icelandic market.
     The Bank thus borrows in many different currencies, which are swapped into the currencies that are demanded by the Bank’s customers. The credit exposure inherent in the swap transactions is monitored within the Bank through well-controlled procedures.
     The Bank’s equity amounted to EUR 1,540 million at the end of 2002. The Bank invests an amount corresponding to its equity in portfolios of interest-bearing securities. For accounting purposes, these placements are divided into two securities portfolios: the held-to-maturity portfolio, consisting of securities which are anticipated to be held until maturity, and the marked-to-market portfolio, consisting of securities which are marked to the market and which can be bought and sold continuously, based on the assessment of market developments. The marked-to-market portfolio accounted for 35 % of NIB’s equity at year-end. This portfolio is

NIB 2002	42	Annual Report

managed in accordance with strict limits on risk-taking. Marked-to-market portfolio profits or losses are recorded directly in the Bank’s Profit and Loss Account.
     The Bank’s net liquidity amounted to EUR 2,947 million at the end of 2002. This is in line with the Bank’s long-term goal of maintaining a net liquidity level that corresponds to the Bank’s requirements for the following 12 months. This level of net liquidity enables the Bank to enter into borrowing transactions only at the point in time when market conditions are deemed to be favourable.

COOPERATION WITH FINANCIAL INSTITUTIONS

NIB places a great deal of importance on its cooperation with commercial banks in and outside the Nordic countries, as well as with international financial institutions, in order to create added value through efficient division of labour. During the year, its cooperation with financial institutions both in and outside the Nordic countries deepened in a number of areas. The intensified cooperation within the NDEP with EBRD, EIB, the World Bank Group, and the EU Commission has been described above (see The Neighbouring Areas).
     NIB has close cooperation with the other financial institutions within the Nordic Financial Group in Helsinki (the Nordic Development Fund, NDF; the Nordic Environment Finance Corporation, NEFCO; and the Nordic Project Export Fund, Nopef), through, among other things, coordinated localisation in Helsinki. During 2002, NIB’s cooperation with NEFCO increased further through the participation in various NDEP projects in northwestern Russia.
     In 2002 NIB entered into a cooperation agreement with the Council of Europe Development Bank, CEB. The purpose is to increase cooperation between the two institutions and make it easier to cofinance projects in CEB’s member countries where NIB is operational.
     NIB has cooperation agreements with international and regional development banks, such as the Asian Development Bank, ADB; the African

Development Bank, AfDB; the European Bank for Reconstruction and Development, EBRD; the Inter-American Development Bank, IADB; as well as the IBRD, IDA, and IFC within the World Bank Group.
     The cooperation with Nordic commercial banks and savings banks has continued to develop in a positive way. NIB has framework agreements with 35 Nordic banks and financial institutions which act as intermediaries for lending to SMEs. In addition, NIB has increased its participation in medium-term note programmes arranged by Nordic commercial banks for financing large Nordic industrial companies’ investments.

RISK MANAGEMENT

The Bank’s risk management guidelines are characterised by a conservative attitude towards risk-taking. The Bank’s Statutes call for adequate security when loans are granted, as well as the avoidance of currency risks.
     The compliance with these general guidelines is followed in practice by an extensive system of limits and monitoring control.
     In 2002 the Bank continued its work of developing and improving its risk management methods, which combine a traditional system of management of limits and the use of benchmarks with a model-based simulation of portfolio risk. These two different approaches to risk management complement each other and are used in the management of both market risk and credit risk.
     The goal for the management of the Bank’s financial portfolio is to make certain that NIB is sufficiently prepared financially to meet its operational needs, and to maintain its status as a borrower while simultaneously contributing to the Bank’s income by virtue of active asset management. The high quality of the Bank’s financial counterparty exposure has been maintained during the year.
     The quality of the Bank’s various portfolios, taken as a whole, continues to be very high.The portfolios are well balanced both geographically and as regards sector distribution and degree of concentration. Specific provisions made and posted to the accounts for possible loan losses in respect of Nordic lending during the year amount to EUR 2.0 million, and to EUR 1.7 million in respect of international lending.
     At the end of the year, the Bank’s assets were mainly of the same high quality as at the beginning of the year. Nonetheless, there is still a fair degree of uncertainty regarding economic development for the remainder of 2003. The weak economic situation which appears to be continuing into 2003 may very well have a negative effect on the economic position of the Bank’s counterpar-ties, and may therefore mean that there is a certain risk that the creditworthiness of the Bank’s counterparties will decline.

PERSONNEL

At year-end the number of employees was 144 (137). The Bank is continuing with its management training within an internal programme around the theme of communication and leadership.A new Code of Conduct was established for NIB’s personnel and is designed to function as workplace guidelines for employees. The Bank has already had in force corresponding guidelines for the Bank’s Board of Directors and the President.

INFORMATION TECHNOLOGY

At the beginning of the year, NIB began a wide-ranging three-part development programme for renewal of its most important IT systems.The first phase of the development programme consists of renewing the system for managing the Bank’s loan portfolio. Access to and management of information, particularly for NIB’s lending operations, was considerably improved by means of further development of the centralised information system. As regards risk management, especially the tools for managing credit risks were improved.
     The technical infrastructure was strengthened during the year.The largest individual project was the total renewal of NIB’s data communication lines with the outside world, in particular the improvement of connections for personnel outside NIB’s headquarters through a secure connection to the Bank’s intranet and e-mail system.

NIB 2002	43	Annual Report

REPORT OF THE BOARD OF DIRECTORS

RESULT

Since 1994 NIB has drawn up its annual accounts in compliance with International Accounting Standards (IAS). The Bank has posted a profit for fiscal 2002 of EUR 142 million, compared with EUR 131 million in 2001. Net interest income increased to EUR 150 million (147). The increase in net interest income compared with 2001 is primarily the result of NIB’s larger average asset size and higher interest rate margins. Net interest income as a proportion of equity declined somewhat as a consequence of generally low interest rates, which have an effect on new investments and reinvestments of funds. The increase in the fiscal year’s profits before the results of financial transactions and reserves is in line with net interest income.The Bank’s net profit on financial operations amounted to EUR 13 million in 2002.

Key figures
Profit as a proportion of average equity was 9.5% (9.5). This can be compared with the last 5 years’ moving average for the 5-year euro interest rate, which was 4.7% (4.8). The corresponding annual average figure for 2002 was 4.5% (4.7).
     NIB’s established financial goals for its operations are to achieve a reasonable, stable return on its equity and to build up sufficient reserves. These goals have been achieved, which is important for the Bank in fulfilling its primary purpose effectively: to provide long-term financing in order to further projects of Nordic interest, which support sustainable development. During the year, EUR 39 million was distributed to the Bank’s owners from profits from the year 2001.
     As of 31 December 2002, NIB’s equity, which consists of capital paid in by the owners plus accumulated reserves, amounted to EUR 1,540 million (1,440), corresponding to 9.7% (9.6) of total assets.
     In addition to the paid-in capital, the Bank’s owner countries have provided callable capital for the Bank, which also contributes to NIB’s high credit rating.

OUTLOOK

The outlook for the global economy is

still uncertain. Economic conditions are still expected to be weak compared with the second half of the 1990s.The Nordic countries are thought to show an economic growth in line with the EU area. An economic upswing is expected in most of the world’s emerging market regions, in contrast to the weak economic development anticipated in the indus-trialised countries. Growth is assumed to continue in Central and Eastern Europe and in the developing countries in Asia. The economies in Latin America are expected to show a modest improvement during 2003.
     The outlook for investments in the Nordic countries indicates some degree of improvement during 2003 compared with 2002, which was a weak year. Investment decisions, nonetheless, are largely dependent on the economic development in the other industrialised countries in Europe and America.
     The demand for NIB’s long-term loans during 2003 is still expected to be good.The Bank is still going to have an important complementary role as a financier of projects both within and outside the Nordic countries.
     In the Bank’s Nordic lending, the goal is to continue cooperating with other financial institutions by increasing financing of business investments, working together with the Bank’s intermediaries, and by focusing on long-term complementary financing to creditwor-thy companies in the Nordic basic industries. In its operations NIB will give priority to the financing of environmental protection and infrastructure projects as well as Nordic companies’ projects in the neighbouring areas.
     In the Bank’s international lending, the work of assessing environmental projects in the Nordic countries’ neighbouring areas continues. Great efforts are being made within the Northern Dimension Environmental Partnership with focus on northwestern Russia, where the Bank plays an active role. Project appraisals are also going forward in other parts of the world. In the infrastructure sector, the emphasis is on energy, transportation and communications.
     Most loans within international

lending will continue to have governments or government-guaranteed entities as counterparties, but a certain amount of project appraisal work is also occurring for the financing of infrastructure projects in the private sector.
     The Project Investment Loan facility (PIL) has been the core of the Bank’s lending operations outside the Nordic countries for two decades. PIL was originally conceived to enable NIB to finance projects in development countries, but also in the area that at the beginning of the 1980s was called state trade countries, that is, particularly Central and Eastern Europe’s former communist countries. From the beginning of the 1990s, the transition countries, which are going through a transformation from centrally planned economies to market economies, have come under the PIL facility. NIB’s member countries provide special guarantees for the PIL facility.
     The proposed EU membership from 1 May 2004 for eight of the transition countries in Central and Eastern Europe is a watershed in these countries’ economic development.When this occurs, it will without doubt have an effect on the Bank’s future operations. During the years to come, NIB intends to deepen its cooperation with the accession countries, particularly in the neighbouring areas: Estonia, Latvia, Lithuania, and Poland. In this cooperation, NIB is going to place a great deal of importance on the energy sector and environmental investments.
     NIB will be continuing its flexible, global borrowing strategy in 2003, whereby it will meet investor demand for attractive investment possibilities in the markets. At the same time, the Bank will strengthen and continue to develop the framework for management of its financial activities.
     The Bank’s operational results for the year 2003 are expected to be in line with those of 2002, even if a certain amount of uncertainty unavoidably prevails as to development of the world’s financial markets.

NIB 2002	44	Annual Report

Proposal by the Board of Directors to the Nordic Council of Ministers

The Board’s proposal for the allocation of profits for the year takes into consideration that the Bank’s operations are carried out with an objective to achieve a reasonable return on the Bank’s equity and a satisfactory dividend to the owners. The proposal will facilitate the continuing accumulation of the Bank’s equity and keep its ratio of equity to total assets at a secure level, both of which are prerequisites for maintaining the Bank’s high creditworthiness.

The Board of Directors proposes to the Nordic Council of Ministers that the profit of EUR 141,630,621.06 be allocated as follows:
•	That EUR 91,030,621.06 be transferred to the Statutory Reserve. Subsequent to such transfer, the Statutory Reserve will amount to EUR 644,982,835.99 or 16.1% of the Bank’s authorised capital of EUR 4,000,000,000.00.
•	That EUR 10,000,000.00 be transferred to the Credit Risk Reserve as a part of equity.
•	That no reservation, pursuant to section 6A of the Bank’s Statues, is made for Project Investment Loans.
•	That EUR 300,000.00 be transferred to a reserve for the HIPC initiative.
•	That EUR 40,300,000.00 be available for distribution as dividends to the owners.

The Profit and Loss Account, Balance Sheet, Changes in Equity and Cash Flow Statement, as well as the Notes to the Financial Statements, are to be found on pages 46 through 67.

Helsinki, 6 March 2003

NIB 2002	45	Annual Report

PROFIT AND LOSS ACCOUNT 1 JANUARY – 31 DECEMBER

	Note	2002	2001
		1,000 EUR	1,000 EUR

Interest income		528,496	713,756
Interest expense		-378,775	-566,866

Net interest income	(1), (2)	149,721	146,890

Commission income and fees received	(3)	5,621	5,306
Commission expense and fees paid		-1,204	-1,011
Net profit on financial operations	(4)	13,003	2,637
Foreign exchange losses		-44	-57

Operating income		167,098	153,765

Expenses
General administrative expenses	(5)	19,693	18,395
Depreciation and write-down in value of tangible
and intangible assets	(10)	2,300	4,259
Provision for possible loan losses	(6), (8)	3,475	390

Total expenses		25,468	23,044

PROFIT FOR THE YEAR		141,631	130,720

The Nordic Investment Bank’s accounts are kept in euro.

NIB 2002	46	Annual Report

BALANCE SHEET AT 31 DECEMBER

		Note	2002	2001
			1,000 EUR	1,000 EUR
ASSETS	(1), (19), (20)
Cash and cash equivalents		(18), (21)	3,227,307	2,821,111

Financial placements		(7), (18)
Placements with credit institutions			100,389	74,293
Debt securities			970,335	830,107
Other			5,933	8,363

			1,076,657	912,763

Loans outstanding		(8), (18)	10,110,258	10,066,982

Intangible assets		(9)	1,986	1,294

Tangible assets		(9)	34,007	35,137

Other assets		(11), (18)
Derivatives			1,160,977	839,505
Other assets			5,140	5,282

			1,166,117	844,787

Accrued interest and fees receivable			331,670	341,579

Total assets			15,948,001	15,023,653

LIABILITIES AND EQUITY		(1), (19), (20)

Liabilities

Amounts owed to credit institutions		(18)
Short-term amounts owed to credit institutions			280,749	180,075
Long-term amounts owed to credit institutions			100,340	74,281

			381,089	254,356
Debts evidenced by certificates		(12), (18)
Debt securities issued			12,850,484	12,011,430
Other debt			299,301	286,273

			13,149,784	12,297,703

Other liabilities		(13), (18)
Derivatives			582,238	717,786
Other liabilities			3,679	4,571

			585,917	722,357

Accrued interest and fees payable			291,161	308,774

Total liabilities			14,407,951	13,583,189

Equity
Authorised and subscribed
capital	4,000,000
of which callable capital	-3,595,740

Paid-in capital	404,260	(14)	404,260	404,260
Statutory reserve		(15)	553,952	529,432
Credit risk reserves		(16)	429,200	362,000
Other value adjustments			11,007	14,051
Profit for the year			141,631	130,720

Total equity			1,540,050	1,440,463

Total liabilities and equity			15,948,001	15,023,653

Guarantee commitments		(8), (17)	31,981	32,572
Other off-balance sheet commitments		(17)

The Nordic Investment Bank’s accounts are kept in euro.

NIB 2002	47	Annual Report

CHANGES IN EQUITY
(AMOUNTS IN EUR MILLION)

	Paid-in capital	Statutory reserve	Credit risk reserves	Other value adjustments	Profit for the year	Total
Equity at 31 December 2000	394.3	469.1	332.0		130.5	1,325.9
Value adjustments according to IAS 39 in equity at 1 Jan 2001		-1.2		22.8		21.6
Appropriations between reserves		61.5	30.0		-91.5	0.0
Paid-in capital	10.0					10.0
Dividend payment					-39.0	-39.0
Available-for-sale portfolio				0.3		0.3
Hedge accounting				-9.0		-9.0
Profit for the year					130.7	130.7

EQUITY AT 31 DECEMBER 2001	404.3	529.4	362.0	14.1	130.7	1,440.5

Appropriations between reserves		24.5	67.2		-91.7	0.0
Paid-in capital	-					-
Dividend payment					-39.0	-39.0
Available-for-sale portfolio				-2.0		-2.0
Hedge accounting				-1.1		-1.1
Profit for the year					141.6	141.6

EQUITY AT 31 DECEMBER 2002	404.3	554.0	429.2	11.0	141.6	1,540.1

Proposed appropriation of the year’s profit				2002		2001
Appropriation to credit risk reserves
General reserve				10.0		51.0
Loan loss reserve (PIL)				-		14.2
Appropriation to HIPC initiative				0.3		2.0
Appropriation to dividend payment				40.3		39.0
Appropriation to statutory reserve				91.0		24.5

PROFIT FOR THE YEAR				141.6		130.7

The Nordic Investment Bank’s accounts are kept in euro.

NIB 2002	48	Annual Report

CASH FLOW STATEMENT 1 JANUARY – 31 DECEMBER

		2002	2001
	Note	1,000 EUR	1,000 EUR

Cash flows from operating activities	(21)	137,300	160,470

Cash flows from investing activities

Lending
Disbursements of loans		-1,649,533	-1,665,027
Repayments of loans		1,014,066	1,091,309
Exchange rate adjustments		622,897	-174,879
Placements and debt securities
Purchase of debt securities		-323,459	-683,502
Sales of debt securities		183,796	416,298
Placements with credit institutions		-29,430	43,508
Other financial placements		453	8,169
Exchange rate adjustments etc.		15,118	99,601
Other items
Change in other assets		4,609	-11,040
Change in tangible and intangible assets		-1,862	-1,096

Investing activities, total		-163,345	-876,660

Cash flows from financing activities

Debts evidenced by certificates
Issues of new debt		3,320,139	2,099,283
Redemptions		-1,786,745	-1,779,781
Exchange rate adjustments		-1,022,040	-35,924
Issuing charges		-2,283	-4,057
Other items
Placements from credit institutions		26,059	64,581
Change in other liabilities		-164,565	129,123
Paid-in capital		-	10,000
Dividend paid		-39,000	-39,000

Financing activities, total		331,565	444,225

CHANGE IN NET LIQUIDITY	(21)	305,521	-271,965

Opening balance for net liquidity		2,641,036	2,913,001
Closing balance for net liquidity		2,946,558	2,641,036

The Nordic Investment Bank’s accounts are kept in euro.

NIB 2002	49	Annual Report

NOTES TO THE FINANCIAL STATEMENTS

General operating principles

The operations of the Nordic Investment Bank are governed by an agreement among the governments of Denmark, Finland, Iceland, Norway and Sweden, and the Statutes adopted in conjunction with that agreement.A new agreement, which replaced the previous agreement of 4 December 1975, was signed on 23 October 1998 and entered into force on 18 July 1999. The new agreement further strengthens the Bank’s status as a multilateral financial institution as well as its legal status.
     In the member countries, the Bank is exempt from payment restrictions and credit policy measures, and has the legal status of an international juridical person, with full legal capacity. The agreement contains provisions concerning the Bank’s immunity and the exemption of the Bank’s assets and income from all taxation.
     The purpose of the Bank is to grant loans and issue guarantees on sound banking terms and in accordance with socio-economic considerations for the implementation of investment projects of interest to the Nordic countries and other countries which receive loans or guarantees from the Bank.
     The headquarters of the Bank are located in Helsinki, Finland.

Significant accounting principles

BASIS FOR DRAWING UP THE FINANCIAL STATEMENTS

The Bank’s Financial Statements have been prepared in accordance with the International Accounting Standards (IAS), issued by the International Accounting Standards Board (IASB). Since 1 January 1999, the Bank’s accounts are kept in euro. The Bank’s Financial Statements are presented in millions or thousands of euros.With the exceptions noted below, they are based on historical cost.

ASSESSMENTS MADE IN PREPARING THE FINANCIAL STATEMENTS

As part of the process of preparing the Financial Statements, the Bank’s management is required to make certain estimates that have an effect on the Bank’s profits, its financial situation and other information presented in the Annual Report. Such assessments are based on available information and management’s best estimate of the situation. Future financial outcome may deviate from the assessments thus made, and such deviations can at times be considerable vis-à-vis the Financial Statements.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are recorded in the accounts at the exchange rate prevailing on the closing date. Non-monetary assets and liabilities are recorded in the accounts at the euro rate prevailing on the date of their acquisition. Income and expenses recorded in currencies other than the euro are converted on a monthly basis to euro, in accordance with the euro exchange rate at the end of each month.

     Realised and unrealised exchange rate gains and losses are accounted for in the Profit and Loss Account.
     The Bank uses the official exchange rates published for the euro by the European Central Bank. See note 22.

CASH AND CASH EQUIVALENTS, NET LIQUIDITY

Cash and cash equivalents include monetary assets and placements with original maturities of 6 months or less, calculated from the time the acquisition and placements were made. They also include placements in liquid certificates at floating interest rates, regardless of original maturity.
     Net liquidity contains the net amount of monetary assets, placements and liabilities with original maturities of 6 months or less calculated from the time the transaction was entered into, as well as placements in liquid debt securities at floating interest rates irrespective of original maturity. This definition is in accord with the Bank’s actual net liquid asset position.

FINANCIAL PLACEMENTS

Items recorded as financial placements in the Balance Sheet include placements with credit institutions and debt securities, for example in the form of bonds and other debt certificates, as well as certain placements in instruments with equity characteristics. The placements are initially recorded on the settlement date. The subsequent measurement depends on the purpose in holding the assets.
     Financial assets held for trading are carried at fair value. Adjustments for changes in fair value are recognised in the Profit and Loss Account.
     Held-to-maturity financial assets are carried at amortised cost. These financial assets are evaluated for any permanent decrease in value.
     Financial placements available-for-sale are measured at fair value. Unrealised value changes are recorded in equity under the item “Other value adjustments” until the asset is sold or the unre-alised loss is considered to be permanent. Unrealised losses are considered to be permanent when the financial placement’s fair value has remained less than recorded value for a considerable time.When the placement is sold or written down, the accumulated unrealised gain or loss is transferred to the year’s profit or loss, and becomes part of “Net profit on financial operations”.

LENDING

The Bank may grant loans and issue guarantees under various lending facilities. The lending facilities are Ordinary Lending, Project Investment Loans, Baltic Investment Loans, and Environmental Investment Loans.
     Ordinary lending includes loans and guarantees within and outside the Nordic countries, as well as Regional Loans in the Nordic countries. The Bank’s Ordinary Lending ceiling corresponds to 250% of its authorised capital and accumulated general reserves and amounts to EUR 12,455 million following the appropriations of the year’s profits in accordance with the Board of Directors’ proposal.
     Project Investment Loans (PIL loans) are granted for financing creditworthy projects in the emerging markets of Asia, the Middle East, Central and Eastern Europe, Latin America and Africa. The Bank’s Statutes permit such loans to be granted, and

NIB 2002	50	Annual Report

guarantees issued, up to an amount corresponding to EUR 3,300 million. The member countries guarantee 90% of each loan under the PIL lending facility up to a total amount of EUR 1,800 million. Payment under the member countries’ guarantee takes place at the request of the Board of Directors, as provided for under an agreement between the Bank and each individual member country.
     The Bank has granted loans for investments in the Baltic countries within the EUR 60 million Baltic Investment Loan facility (BIL). The member countries guarantee 100% of this lending facility.The Bank’s mandate to grant BIL loans ended on 31 December 1999.
     The Bank is authorised to grant special Environmental Investment Loans (MIL) and issue guarantees up to a total amount of EUR 100 million, for the financing of environmental projects in the neighbouring areas to the Nordic countries. An increase in the Bank’s environmental lending facility from EUR 100 million to EUR 300 million was approved during the year, and became effective on 1 January 2003. The Bank’s member countries guarantee 100% of this type of loans and guarantees.
     Loans are recorded at the time the funds are transferred to the borrower. Loans are recorded initially at historical cost, which is the fair value of the transferred funds including transaction costs. Outstanding loans are carried at amortised cost. If the loans are hedged against changes in fair value by using derivative instruments, they are recorded in the Balance Sheet at fair value, with value changes recorded in the Profit and Loss Account.

PROVISIONS FOR LOAN LOSSES

Receivables are carried at their estimated recoverable amount. Loans are recorded in the Balance Sheet net of write-downs both for actual as well as possible loan losses. On the liabilities side, possible loan losses are recorded in respect of the guarantees NIB has issued. Actual and possible losses are taken as charges to the Profit and Loss Account, less amounts recovered. The net cost of any calls made under NIB’s guarantees and other commitments is likewise recorded in the Profit and Loss Account.
     Provisions for impairment are made based on individual assessment of collectable amount for credits and guarantees.The assessment takes into account any costs of administration or realisation of the security.
     In the event that payments in respect of an Ordinary Loan are more than 90 days overdue, all of the borrower’s loans are deemed to be in non-accrual status. This means that the Bank stops recording interest as income on the Profit and Loss Account and unpaid interest and fees are reversed.
     In the event that payments in respect of a PIL loan to a government or guaranteed by a government are more than 180 days overdue, all of the borrower’s loans are deemed to be in non-accrual status. Whenever payments in respect of a PIL loan which is not to a government or guaranteed by a government is more than 90 days overdue, all loans in respect of that borrower are deemed to be in non-accrual status. Loan loss provisions are then made in respect of the part of the outstanding loan principal, interest, and fees that correspond to the Bank’s own risk for this loan facility.

INTANGIBLE ASSETS

Intangible assets mainly consist of investments in software products and licenses.The investments are carried at historical cost. The amortisation is calculated according to the straight-line method over the estimated economic life, usually between 3 and 10 years.

TANGIBLE ASSETS

Tangible assets in the Balance Sheet include land, buildings, furnishings, shares, and other tangible assets owned by the Bank. The assets are recorded at historical cost deducted with depreciations over the assets’ estimated economic life. No depreciations are made for land. The Bank’s office building in Helsinki is depreciated straight-line over a 40-year period. The Bank’s other buildings are depreciated over a 30-year period. Furnishings and other tangible assets are depreciated straight-line over a 3 to 5 year period.

WRITE-DOWNS

The Bank’s assets are reviewed for impairment annually in order to assess any permanent decrease in value. If indicators for permanent decrease in value prevail, the assets’ recoverable amount is assessed as the basis for a possible write-down.

BORROWING

The Bank’s borrowing transactions are recorded at the time the funds are transferred to the Bank. The borrowing transactions are recorded initially at historical cost, which is the fair value of the funds transferred, less transaction costs. Outstanding borrowing is carried at amortised cost. The Bank uses derivative instruments to hedge the fair value of virtually all its borrowing transactions. In these instances the borrowing transaction is recorded in the Balance Sheet at fair value, with any changes in value recorded in the Profit and Loss Account.

DERIVATIVE INSTRUMENTS

The Bank’s derivative instruments are recorded at fair value in the Balance Sheet as “Other assets” or “Other liabilities”.
     During the time the Bank holds a derivative instrument, any value changes in such instrument are recorded in the Profit and Loss Account, or directly in Equity as part of the item “Other value adjustments”, depending on the purpose for which the instruments were acquired. The value changes of derivative instruments that were not acquired for hedging purposes are recorded in the Profit and Loss Account. The accounting treatment for derivative instruments that were aquired for hedging purposes depends on whether the hedging operation was in respect of cash flow or fair value.
     When cash flow hedging, the change in fair value of the derivative is taken to Equity to the extent that it is an effective hedge to the identified risk. At maturity, the accumulated amount recorded in Equity is transferred to the Profit and Loss Account at the same time as the item being hedged affects the Profit and Loss Account.
     When the hedging operation was in respect of the fair value of a financial asset or liability, the derivative instrument’s change in value is recorded in the Profit and Loss Account together with the hedged item’s change in value.

NIB 2002	51	Annual Report

NOTES TO THE FINANCIAL STATEMENTS

     If the hedging relationship in connection with a cash flow is terminated before the derivative’s maturity, or if the hedge is no longer considered effective, the amount accumulated in Equity is transferred to the Profit and Loss Account, in the same period or periods during which the hedged cash flow affects the Profit and Loss Account.
     Sometimes a derivative may be a component of a hybrid financial instrument that includes both the derivative and a host contract. Such embedded derivative instruments are part of a structured financing operation that is hedged against changes in fair value by means of matching swap contracts. In such cases, both the hedged borrowing transaction and the hedging derivative instrument are fair valued in the Profit and Loss Account.
     The hedge accounting is based on a clearly documented relationship between the item hedged and the hedging instrument. The hedge is deemed to be effective when there is a high (negative) correlation between the value change on the hedged item or the cash flows generated by the hedged item on the one hand and the hedging instrument on the other. The hedging relationship is documented at the time the hedging operation is entered into, and the hedge effectiveness is assessed continuously.

FAIR VALUE

The fair value of financial instruments, including derivative instruments, that trade in a liquid market, is the bid or offered closing price at Balance Sheet date. Where there is not a liquid market for a financial instrument, fair value is determined by discounting the estimated future cash flows at market rates that correspond to the remaining lifetime of the instrument. The Bank’s structured borrowing transactions with embedded derivative instruments, and the hedging swap contracts, are measured at fair value by using a theoretical valuation model.

EQUITY

The Bank’s authorised and subscribed capital is EUR 4,000 million, of which the paid-in portion is EUR 404.3 million. Payment of the subscribed, non-paid in portion of authorised capital will take place upon request by the Bank’s Board of Directors to the extent that the Board deems it necessary for the fulfilment of the Bank’s debt obligations.
     The Bank’s reserves have been built up by means of appropriations from the profits of previous accounting periods, and consist of the Statutory reserve, as well as reserves for general credit risks (Credit risk reserve), the Loan loss reserve (PIL), and the HIPC initiative reserve (Debt Initiative for Heavily Indebted Poor Countries).
     The Bank’s profits are transferred to the Statutory reserve until the latter amounts to 10% of NIB’s subscribed authorised capital. Thereafter, the Nordic Council of Ministers, after proposal of the Bank’s Board of Directors, shall decide upon the allocation of the profits between the reserve fund and dividends on the subscribed capital.
     Credit risk reserves include a general reserve, the Loan loss reserve (PIL), and a reserve for the HIPC initiative.
     The general credit risk reserve is in respect of unidentified, exceptional risks in the Bank’s operations. The reserve for credit risks in the Project Investment Loan facility is made to a separate loan loss reserve in order to primarily cover the Bank’s own share of the risk of Project Investment Loans and Project Investment Guarantees.
     In the year 2000, the Bank decided to participate in the HIPC programme initiated by the World Bank and the International Monetary Fund. NIB’s participation in the programme concerns only one borrower country.

INTEREST

The Bank’s net interest income includes accrued interest on loans that have not been placed in non-accrual status, as well as accruals of the premium or discount value of financial instruments. Net interest income also includes swap fees that are accrued over the transactions’ lifetimes.
     Borrowing costs are capitalised and accrued over the lifetime of the borrowing and are included in “Net interest income”.

FEES AND COMMISSIONS

Fees collected when disbursing loans are recorded as income at the time of the disbursement, which means that fees and commissions are recorded as income at the same time as the costs are incurred. Commitment fees are charged on loans that are agreed upon but not yet disbursed, and are accrued in the Profit and Loss Account over the commitment period.
     Annual costs arising from the Bank’s borrowing, investment, and payment transactions are recorded under the item “Commission expense and fees paid”.

FINANCIAL OPERATIONS

The Bank records in Net profit on financial operations both realised and unrealised gains and losses on debt securities and other financial instruments. Adjustments for hedge accounting are included.

ADMINISTRATIVE EXPENSES

The Bank provides services to the Nordic Development Fund (NDF) and the Nordic Environment Finance Corporation (NEFCO). Payments received by the Bank for providing services at cost to these organisations are recorded as a reduction in the Bank’s administrative expenses.
     NIB receives a host country reimbursement from the Finnish government equal to the tax levied on the salaries of NIB’s employees. This payment is shown in Note 5 below, and reduces the Bank’s administrative expenses.

EMPLOYEES’ PENSIONS AND INSURANCE

In accordance with the host country agreement between the Bank and the government of Finland, the Bank completely covers the employees’ basic pension protection. The pension plan NIB uses for its employees is the Finnish pension plan for government employees. Contributions to the pension plan, which are paid to the Government Pension Fund, are calculated as a percentage of the salaries. The Finnish Government determines the basis for the contributions, and the Republic of Finland State Treasury establishes the actual amount of the contributions.
     At year-end 2002, the Bank’s pension liability was fully covered. Under the Finnish pension system at present, the usual age of retirement is 65.
NIB has also introduced an additional pension system for its

NIB 2002	52	Annual Report

permanent employees. This insurance plan enables NIB’s employees to retire at the age of 63. The additional pension insurance is a group pension insurance plan that is based on a defined contribution plan.
     In addition to the Finnish social security system for its employees, NIB has subscribed to a comprehensive accident insurance, life and health insurance programme.

Risk management

The Bank’s guidelines for its risk management are characterised by a conservative attitude. These guidelines call for continuous monitoring of NIB’s risk exposure in the form of interest rate, foreign exchange rate, and counterparty risks. The Board of Directors establishes limits for these risks. The market risks are controlled with a combination of value-at-risk (VaR), duration, and gap analysis.
     The Bank uses derivative instruments in the form of interest rate and currency swaps, forward contracts, futures, forward rate agreements, and options, in order to protect itself against market risks that may occur in the Bank’s borrowing and lending operations. Through this hedging policy, the Bank strives to eliminate these market risks, usually on a back-to-back basis.

FOREIGN EXCHANGE RATE RISK

According to the Statutes the Bank has to protect itself against foreign exchange rate risk to the extent practicable. Exchange rate risks can occur in the Bank’s operations because NIB’s lending operations are funded in a currency other than the currency in which the loan is denominated.These exchange rate risks are minimised by hedging the exchange rate exposure inherent in the borrowing operations by means of swap contracts. Swap contracts, however, do not eliminate the exchange rate risk in the Bank’s future interest margin income in foreign currencies. The risk primarily involves foreign exchange rate changes between the euro and the US dollar, which risk is, however, limited.

INTEREST RATE RISK

The interest rate risk is the possible effect that changes in market interest rates can have on the value of interest-bearing assets and liabilities, and on the interest flow that is recorded in the Profit and Loss Account.The interest rate risk is dependent on the length of the interest rate fixing period, and on the maturity profile of assets relative to liabilities. The differences in the maturity profile between assets and liabilities can lead to a refi-nancing or reinvestment risk, as changes may occur in the assets’ or liabilities’ interest rate margins. The Bank has an established system of limits in order to manage its refinancing and reinvestment risks.The system measures the Bank’s mismatch in various maturity buckets and its maximum estimated effect on the Bank’s net interest income.
     The Bank invests an amount corresponding to its equity in interest-bearing securities with high credit ratings. Approximately one third of the Bank’s equity has been placed in a marked-to-market portfolio with a maximum duration of 3.5 years and a daily value-at-risk not exceeding 0.3% of the portfolio’s value at a 95% confidence level.The remaining two thirds of the Bank’s equity has been placed in a held-to-maturity port-

folio that has a duration of between 3.0 and 5.5 years. Fluctuations in the value of the marked-to-market portfolio affect the Bank’s profits. Fluctuations in interest rates also affect the net interest income in the held-to-maturity portfolio, since the interest and capital at maturity are reinvested.

CREDIT RISK

Credit risk is realised in the event the Bank’s counterparties fail to fulfill their contractual obligations vis-à-vis the Bank. Credit risk is an integral part of bank operations, and exists in the Bank’s various products such as loans, guarantees, derivative instruments etc.
     The Bank’s credit risk is monitored by means of a common, unified risk classification system, in which the Bank’s counter-parties are divided into credit risk categories on a scale from 1 to 10. The Bank also has rules for credit risk concentrations with regard to individual counterparties, economic sectors, countries etc.
     Note 8 provides information regarding the geographical distribution of the Bank’s loans and the guarantees it has issued, as well as their distribution by type of security.

LIQUIDITY RISK

The Bank’s policy is to have a level of liquidity that corresponds to its net liquidity requirements for the following 12 months. These funds are invested partially in the interbank market and partially in various kinds of floating interest rate debt securities. A small portion is invested in fixed-interest rate instruments. The average duration of the liquidity portfolio is restricted by the limit for interest rate risk.

OPERATIONAL RISK

NIB deals with legal risks and other risks through a system of internal controls, and by clear rules for assignment of work and responsibilities among and within all the Bank’s departments. The internal controls cover systems and procedures for monitoring transactions, positions and documentation with a clear segregation of duties between recording, risk management and transaction generating functions.

Reclassifications

Starting with fiscal year 2002, the adjustment to hedge accounting is recorded in the item “Net profit on financial operations”.
     Cash and cash equivalents include assets with an original maturity of 6 months or less and placements in liquid floating-rate debt securities, which can be reconciled with the cash flow analysis. In the past, placements in liquid floating rate debt securities were included in the Balance Sheet item “Debt securities”.
This year’s profit is shown unappropriated in equity. In addition, some minor reclassifications have been made.
The comparative figures have been adjusted accordingly.

Segment information

Segment information and currency distribution in the notes are presented in nominal amounts. The adjustment to hedge accounting is presented as a separate item.

NIB 2002	53	Annual Report

NOTES TO THE FINANCIAL STATEMENTS

Notes to the profit and loss account, balance sheet and cash flow statement

(1)	SEGMENT INFORMATION
(Amounts in EUR 1,000)

Primary reporting segment—business operations
In its segment reporting, NIB divides its operations into two major segments: lending and financial operations. The lending operations consist of granting of loans on commercial terms within and outside the Nordic countries for projects of mutual interest for the Nordic countries and the borrower country. Financial operations consist of management of liquidity and placement of funds in financial investment portfolios.

	Lending	Liquidity	Placements in financial investment portfolios	Total	Lending	Liquidity	Placements in financial investment portfolios	Total
	2002	2002	2002	2002	2001	2001	2001	2001

Net interest income	62,371	10,920	76,430	149,721	56,066	6,234	84,590	146,890
Commission income
and fees received	5,347	274	-	5,621	4,452	854	-	5,306
Commission expense
and fees paid	-14	-1,190	-	-1,204	-13	-998	-	-1,011
Net profit on financial
operations	901	889	11,213	13,003	-	721	1,916	2,637
Foreign exchange losses	-	-44	-	-44	-	-57	-	-57
Administrative expenses,
depreciations and
write-downs	-18,739	-1,082	-2,172	-21,993	-19,250	-951	-2,454	-22,655
Provision for possible
loan losses	-3,475	-	-	-3,475	-390	-	-	-390
Profit for the year	46,392	9,767	85,472	141,631	40,865	5,803	84,052	130,720

Assets	10,192,059	4,215,892	1,540,050	15,948,001	10,165,397	3,417,793	1,440,463	15,023,653
Liabilities and equity	10,192,059	4,215,892	1,540,050	15,948,001	10,165,397	3,417,793	1,440,463	15,023,653

Secondary reporting segment—geographical segment
(Amounts in EUR 1,000)

In the Nordic countries, the Bank participates in the financing of crossborder investments as well as projects in industry that concern several Nordic countries. The core of NIB’s lending operations outside the Nordic countries consists of loans under the Bank’s Project Investment Loan facility for projects in emerging markets. NIB also grants loans to projects within the OECD area and the Baltic countries. The table below is based on the region where the borrower resides.

2002
Net interest income

Nordic loans
Denmark	4,853
Finland	12,199
Iceland	2,607
Norway	4,791
Sweden	14,493

Total, Nordic loans	38,943

NIB 2002	54	Annual Report

	2002
	Net interest income

International loans
Africa	1,694
Asia	8,932
Baltic countries and Poland	3,861
Eastern and Central Europe	3,303
Latin America	4,039
Middle East	1,578
Western Europe	21

Total, international loans	23,428

Total, net interest income from lending	62,371

(2) INTEREST INCOME AND INTEREST EXPENSE
(Amounts in EUR 1,000)
	2002	2001
Interest income
Cash and cash equivalents	82,202	151,091
Placements with credit institutions for more than 6 months	2,516	3,588
Debt securities for more than 6 months	49,354	49,205
Loans outstanding	394,359	509,692
Other interest income	64	180

Total, interest income	528,496	713,756

Interest expense
Amounts owed to credit institutions	7,593	10,068
Debts evidenced by certificates	679,771	689,760
Swap contracts and other interest expenses, net	-317,844	-143,636
Borrowing costs	9,254	10,674

Total, interest expense	378,775	566,866

(3) COMMISSION INCOME AND FEES RECEIVED
(Amounts in EUR 1,000)
	2002	2001
Commitment fees	1,795	1,560
Loan disbursement fees	3,057	2,086
Guarantee commissions	180	191
Premiums on prepayments of loans	423	1,240
Commissions on lending of securities	166	229

Total, commission income and fees received	5,621	5,306

(4) NET PROFIT ON FINANCIAL OPERATIONS
(Amounts in EUR 1,000)
	2002	2001
Debt securities in trading portfolio, realised gains and losses	216	6,537
Debt securities in trading portfolio, unrealised gains and losses	12,264	-4,226
Adjustment to hedge accounting and changes in value of unhedging derivatives, unrealised gains and losses	-4	-2,719
Repurchase of NIB bonds, other	526	3,045

Total, net profit on financial operations	13,003	2,637

NIB 2002	55	Annual Report

NOTES TO THE FINANCIAL STATEMENTS

(5) GENERAL ADMINISTRATIVE EXPENSES
(Amounts in EUR 1,000)
	2002	2001
Personnel costs	13,454	12,016
Pension premiums in accordance with the Finnish state pension system	2,612	2,220
Other pension premiums	654	582
Office premises costs	760	651
Other general administrative expenses	7,174	7,681
Cost coverage, NDF and NEFCO	-754	-800
Cost coverage, rental income and other administrative income	-707	-636

Total	23,193	21,714

Host country reimbursement according to agreement with the Finnish government	-3,500	-3,318

Net	19,693	18,395

Average number of employees	142.6	134.2

The average age of the staff was 43, and the average period of employement was 8.5 years.

Compensation for the Board of Directors, the Control Committee, and Senior Management
Compensation for the Board of Directors and the Control Committee is set by the Nordic Council of Ministers. Compensation for the Bank’s senior management is set by the Board of Directors on the basis of a fixed annual salary.
     Senior management is granted staff loans from the Bank at interest rates that are the same for all of the Bank’s employees and that are set with refence to the so called base rate determined from time to time by Finland’s Ministry of Finance.
     The pension benefits for the Bank’s senior management are based on the Finnish government’s pension system, with certain additions.

Rental agreement
NIB operates in its own office building in Helsinki. Of the building’s total area of 18,500 m2, 1,500 m2 are rented to other parties.

(6) POSSIBLE LOAN LOSSES AND ACTUAL LOAN LOSSES
(Amounts in EUR 1,000)
	2002	2001
Increase in provisions	3,711	507
Reversals of previous provisions	-237	-117

Total, provision for possible loan losses	3,475	390

See also note 8.

(7) FINANCIAL PLACEMENTS
The debt securities were issued by the following counterparties:
(Amounts in EUR 1,000)
	2002	2001
Governments	570	567
Public institutions	35	79
Other	365	184

Total, debt securities	970	830

These debt securities are at fixed interest rates.

NIB 2002	56	Annual Report

The distribution of the Bank’s debt security portfolios is as follows:
(Amounts in EUR million)

	Book value		Fair value
	2002	2001	2002	2001
Trading portfolio	279	262	279	262
Held-to-maturity portfolio	691	568	740	594

Total, debt securities	970	830	1,019	856

(8) LOANS AND GUARANTEES OUTSTANDING
Loans outstanding are recorded net of possible loan losses and actual loan losses.

Loans outstanding are distributed as follows over the Bank’s four loan facilities:
(Amounts in EUR million)
	2002	2001
Ordinary Loans
Investment loans in the Nordic countries	7,819	7,590
Regional loans in the Nordic countries	100	133
Investment loans outside the Nordic countries	65	-
Adjustment to hedge accounting	56	24

Total	8,040	7,747

Project Investment Loans (PIL)
Africa	242	166
Asia	815	1,037
Baltic countries and Poland	355	116
Eastern and Central Europe	144	403
Latin America	336	408
Middle East	147	154
Adjustment to hedge accounting	9	7

Total	2,048	2,291

Baltic Investment Loans (BIL)	21	28
Environmental Investment Loans (MIL)	1	-

Total, loans outstanding	10,110	10,067

Loans outstanding at floating interest rates amount to EUR 8,612 million (8,531), while those at fixed interest rates amount to EUR 1,433 million (1,505). Guarantees issued under the ordinary lending ceiling amounted to EUR 32.0 million (32.6) on 31 December 2002.

Provisions for possible loan losses
A total of EUR 8.4 million (5.3) has been deducted from the Bank’s loans outstanding for provisions for possible loan losses. EUR 2.9 million (1.8) is for provisions for Project Investment Loans. The following changes in provisions for loan losses were recorded in the Balance Sheet:
(Amounts in EUR million)

	2002	2001
Provisions on 1 January	5.3	7.9
Provisions made during the year	3.7	0.5
Reversals of previous provisions	-0.2	-0.1
Loan losses covered by provisions previously made	-	-3.1
Exchange rate adjustments	-0.4	0.1

Provisions on 31 December	8.4	5.3

See also note 6.

NIB 2002	57	Annual Report

NOTES TO THE FINANCIAL STATEMENTS

The distribution of provisions for possible loan losses was as follows:
(Amounts in EUR million)

Distribution by lending facility:	2002	2001
Ordinary loans in the Nordic countries
Investment loans in the Nordic countries	5.5	3.5
Project Investment Loans
Asia	0.4	0.5
Eastern and Central Europe	0.9	1.3
Latin America	1.6	-

Total, provisions	8.4	5.3

As of 31 December 2002, the Bank had loans outstanding in non-accrual status amounting to EUR 3.7 million (4.4) within Ordinary Lending in the Nordic countries. In addition, loans outstanding in non-accrual status within the Project Investment Loan facility amounted to EUR 21.6 million (-).

As of 31 December 2002, loans agreed but not yet disbursed amounted to the following:
(Amounts in EUR million)

Loans agreed but not yet disbursed	2002	2001
Ordinary Loans	184	264
Project Investment Loans	862	837
Baltic Investment Loans	-	1
Environmental Investment Loans	48	56

Total, loans agreed but not yet disbursed	1,093	1,158

The amounts set forth above for loans agreed but not yet disbursed include loans for considerable amounts, where certain conditions, primarily interest rate conditions, may not yet have received final approval and can therefore not be considered as binding commitments for the Bank.

Currency distribution of loans outstanding
(Nominal amounts, in EUR million)

Currency	Ordinary loans		PIL-loans		Total
	2002	2001	2002	2001	2002	2001

Nordic currencies	2,504	2,384	4	5	2,508	2,388
EUR	3,517	2,827	321	235	3,853	3,078
USD	1,831	2,412	1,669	1,995	3,503	4,414
Other currencies	132	101	46	50	182	155

Total	7,983	7,723	2,040	2,285	10,045	10,036

Adjustment to hedge accounting	56	24	9	7	65	31

Total, loans outstanding	8,040	7,747	2,048	2,291	10,110	10,067

The total amount also includes EUR 21 million (28) in Baltic Investment Loans and EUR 0.7 million (0.1) in Environmental Investment Loans.

NIB 2002	58	Annual Report

Sector distribution
(Amounts in EUR million)

Loans outstanding as of 31 December 2002	2002		2001
Manufacturing	4,204	42%	4,283	43%
Energy	2,334	23%	2,176	22%
Transport and communication	1,592	16%	1,660	16%
Trade and services	656	6%	658	7%
Bank and finance	647	6%	598	6%
Regional loans	100	1%	133	1%
Others	513	5%	528	5%
Adjustment to hedge accounting	65	1%	31	0%

Total	10,110	100%	10,067	100%

Loans disbursed	2002		2001
Manufacturing	550	33%	508	30%
Energy	492	30%	428	26%
Transport and communication	267	16%	264	16%
Trade and services	120	7%	212	13%
Bank and finance	116	7%	95	6%
Regional loans	11	1%	11	1%
Others	92	6%	143	9%

Total	1,648	100%	1,661	100%

Distribution of loans outstanding and guarantees by various types of security
The following table shows loans outstanding, including guarantee commitments, distributed by type of security:
(Amounts in EUR million)

As of 31 December 2002
		Amount		Share, in %
Loans to or guaranteed by governments
Loans to or guaranteed by member countries		222	1)	2.2
		(2,022)	2)
Loans to or guaranteed by other countries		1,529		15.2
Loans to or guaranteed by local authorities in member countries		322		3.2
Loans to or guaranteed by companies owned 50% or more by member countries or local authorities in member countries		742		7.4
Loans to or guaranteed by banks		546		5.4
Other loans
backed by a lien or other security in property	516
with a negative pledge clause and other covenants	4,518
with a guarantee from the parent company and other guarantees	1,626	6,659		66.1
Loans without security		58		0.6

Total		10,077		100.0

Adjustment to hedge accounting		65

Total, loans outstanding (including guarantees)		10,142

1) NIB’s member country guarantees exclusive of member country guarantees for the PIL lending facility (EUR 1,800 million).
2) Including member country guarantees for the PIL lending facility.

NIB 2002	59	Annual Report

NOTES TO THE FINANCIAL STATEMENTS

As of 31 December 2001
		Amount		Share, in %
Loans to or guaranteed by governments
Loans to or guaranteed by member countries		283	1)	2.8
		(2,083)	2)
Loans to or guaranteed by other countries		1,689		16.8
Loans to or guaranteed by local authorities in member countries		336		3.3
Loans to or guaranteed by companies owned 50% or more by member countries or local authorities in member countries		764		7.6
Loans to or guaranteed by banks		538		5.3
Other loans
backed by a lien or other security in property	572
with a negative pledge clause and other covenants	4,301
with a guarantee from the parent company and other guarantees	1,531	6,403		63.6
Loans without security		55		0.6

Total		10,068		100.0

Adjustment to hedge accounting		31

Total, loans outstanding (including guarantees)		10,099

1) NIB’s member country guarantees exclusive of member country guarantees for the PIL lending facility (EUR 1,800 million).
2) Including member country guarantees for the PIL lending facility.

The member countries guarantee PIL up to the following amounts as of 31 December 2002:
(Amounts in EUR 1,000)

Member country	Amount of guarantee	Share, in %
Denmark	391,225	21.7
Finland	357,094	19.8
Iceland	16,139	0.9
Norway	340,991	19.0
Sweden	694,551	38.6

Total	1,800,000	100.0

The member country guarantees for the Baltic Investment Loans (BIL) as of 31 December 2002 are distributed as follows:
(Amounts in EUR 1,000)

Member country	Amount of guarantee	Share, in %
Denmark	13,380	22.3
Finland	11,700	19.5
Iceland	630	1.0
Norway	11,340	18.9
Sweden	22,950	38.3

Total	60,000	100.0

NIB 2002	60	Annual Report

The member countries’ guarantees for special Environmental Investment Loans (MIL) on 31 December 2002 are distributed as follows:
(Amounts in EUR 1,000)

Member country	Amount of guarantee	Share, in %
Denmark	24,000	24.0
Finland	16,600	16.6
Iceland	1,100	1.1
Norway	19,500	19.5
Sweden	38,800	38.8

Total	100,000	100.0

(9)	INTANGIBLE AND TANGIBLE ASSETS
As of 31 December 2002, the historical cost for buildings and land was recognised in the Balance Sheet, net of depreciation on the buildings in accordance with the depreciation plan, at EUR 31.0 million (31.7). Shares providing ownership rights in connection with employee housing accommodation and other shares and holdings have a Balance Sheet value of EUR 1.1 million (1.0). The value of furniture and fixtures and other movable assets is recorded at EUR 1.9 million (2.4). No computer software included in intangible assets has been written down during 2002 (2.6).

(10)	DEPRECIATIONS AND WRITE-DOWNS
(Amounts in EUR 1,000)
	2002	2001
Intangible assets	438	2,159
Tangible assets
Buildings	670	670
Office equipment	1,192	1,429

Total	2,300	4,259

(11) OTHER ASSETS
(Amounts in EUR million)
	2002	2001
Derivatives are included in Other assets:
Floating interest rates, nominal amount	5,928	5,852
Fixed interest rates, nominal amount	11,013	10,022

Total, nominal amount	16,941	15,874
Netting of nominal amount per derivative	-16,593	-15,478

Derivative receivables, net1)	348	396
Adjustment to hedge accounting and changes in value of unhedging derivatives	813	444

Derivatives	1,161	840
Other	5	5

Total	1,166	845

1) Includes capitalised swap fees.

Derivatives are carried at fair value in the Balance Sheet net per contract. Derivatives with a positive net fair value are reported under Other assets.

NIB 2002	61	Annual Report

NOTES TO THE FINANCIAL STATEMENTS

(12)	OUTSTANDING DEBTS EVIDENCED BY CERTIFICATES AND SWAPS
At year-end, the Bank’s borrowings evidenced by certificates were distributed among the currencies shown in the table below. The table also demonstrates the distribution of borrowings by currency on an after-swap basis:
(Amounts in EUR million)

Currency	Borrowing		Swap contracts payable/receivable		Net currency
	2002	2001	2002	2001	2002	2001

Nordic currencies	1,492	1,545	1,102	1,025	2,593	2,571
EUR	1,276	1,376	3,799	2,259	5,075	3,635
USD	2,925	1,643	1,658	4,143	4,582	5,786
JPY	2,139	2,182	-2,080	-2,105	59	77
GBP	2,615	2,773	-2,597	-2,790	18	-16
HKD	796	1,088	-796	-1,088	-	-
Other currencies	893	1,008	-850	-959	43	49

Total	12,134	11,616	235	486	12,370	12,102

Adjustment to hedge accounting and changes in value of unhedging derivatives	1,016	682	-959	-658	57	24
Swap fees	-	-	144	51	144	51

Total, borrowings outstanding	13,150	12,298	-580	-122	12,570	12,176

The table set forth above includes 224 (192) borrowing transactions in the equivalent amount of EUR 8,877 million (8,676) entered into under the Bank’s euro medium-term note programme, 8 (9) borrowing transactions in the equivalent amount of EUR 234 million (230) under the Bank’s Swedish medium-term note programme, and 1(0) borrowing transaction in the equivalent amount of EUR 954 million (0) under the Bank’s US medium-term note programme. The Bank has established a USD 600 million commercial paper programme in Europe and another USD 600 million programme in the United States.
     Of debt securities issued, EUR 1,869 million (2,363) are at floating interest rates, while EUR 9,984 million (9,036) are at fixed interest rates. Other borrowing transactions, EUR 281 million (260), are at fixed interest rates. As of 31 December 2002 the Bank had entered into agreements for future borrowings of EUR 272.6 million (23.4) in the form of 9 (1) borrowing transactions having an average maturity of 10.4 years (29.0). The agreements were denominated in JPY, TWD, USD, and NOK.

(13)	OTHER LIABILITIES
(Amounts in EUR million)
	2002	2001
Derivatives are included in Other liabilities:
Floating interest rates, nominal amount	15,758	14,861
Fixed interest rates, nominal amount	1,419	1,498

Total, nominal amount	17,177	16,359
Netting of nominal amount per derivative	-16,451	-15,427

Derivative payables, net1)	726	932
Adjustment to hedge accounting and changes in value of unhedging derivatives	-144	-214

Derivatives	582	718
Other	4	5

Total	586	722

1) Including swap fees.

Derivatives are carried at fair value in the Balance Sheet net per contract. Derivatives with a negative net fair value are reported under Other liabilities.

NIB 2002	62	Annual Report

(14)	AUTHORISED CAPITAL—PAID-IN CAPITAL
The member countries have subscribed to the following amounts of the Bank’s authorised capital:
(Amounts in EUR million)

Member country	2002	Share,	2001	Share,
		in %		in %
Denmark	881.1	22.0	881.1	22.0
Finland	765.8	19.2	765.8	19.2
Iceland	38.6	1.0	38.6	1.0
Norway	793.1	19.8	793.1	19.8
Sweden	1,521.4	38.0	1,521.4	38.0

Total	4,000.0	100.0	4,000.0	100.0

The member countries’ portions of paid-in capital are as follows:
(Amounts in EUR million)
		Share,
Member country	2002	in %
Denmark	89.2	22.1
Finland	74.4	18.4
Iceland	3.9	1.0
Norway	77.1	19.1
Sweden	159.5	39.5

Total	404.3	100.0

(15)	STATUTORY RESERVE
At year-end 2001, the Statutory reserve amounted to EUR 529.4 million. From the profit of fiscal year 2001 EUR 24.5 million was transferred to the Statutory reserve. At the end of 2002, the Statutory reserve amounted to EUR 554.0 million, or 13.8 % of the Bank’s authorised capital. The Board of Directors is proposing that EUR 91.0 million of the profit from fiscal year 2002 be appropriated to the Statutory reserve.

(16)	CREDIT RISK RESERVES

The Credit risk reserves, which are reported as a separate item in Equity in the Balance Sheet, are meant to cover exceptional, and as yet unidentified, credit losses. These reserves include the Bank’s general credit risk reserve and consist of appropriations transferred from previous years’ profits.
     At the end of 2002, the General credit risk reserve amounted to EUR 327.0 million. The Board of Directors is proposing to allocate EUR 10.0 million to the General credit risk reserve.
     In accordance with section 6A of the Statutes, the Bank has established a separate Loan Loss Reserve in respect of exceptional, and as yet unidentified risks in the Bank’s Project Investment Loan activities, to primarily cover the Bank’s own share of the risk. This reserve amounted to EUR 98.2 million in 2002.
     In addition, the Bank has built up a reserve of EUR 4.0 million as part of equity for the HIPC programme (Debt Initiative for Heavily Indebted Poor Countries). The Board of Directors is proposing to allocate EUR 0.3 million of the year’s profit to this reserve.
     Taken together, these credit risk reserves amount to 429.2 million on 31 December 2002.

NIB 2002	63	Annual Report

NOTES TO THE FINANCIAL STATEMENTS

(17) OFF-BALANCE SHEET COMMITMENTS
As of 31 December 2002 the Bank had entered into the following off balance sheet commitments:
(Amounts in EUR million)

	2002	2001
Guarantees issued (note 8)	32	33
Loans agreed but not yet disbursed (note 8)	1,093	1,158
Borrowing commitments	273	23
Subscription to shares in the European Investment Fund, unpaid portion	4	4

(18) FAIR VALUE OF FINANCIAL INSTRUMENTS
(Amounts in EUR million)

			2002			2001

			Fair			Fair
			value			value
			-			-
	Carrying	Fair	Carrying	Carrying	Fair	Carrying
	amount	value	amount	amount	value	amount

Assets
Cash and cash equivalents	3,227	3,227	-	2,821	2,821	-
Placements with credit
institutions	100	101	1	74	74	-
Debt securities	970	1,019	49	830	856	26
Other financial placements	6	6	-	8	8	-
Loans outstanding	10,110	10,133	23	10,067	10,078	11
Derivatives, net	1,161	1,161	-	840	840	-

			73			37
Liabilities
Short-term amounts owed
to credit institutions	281	281	-	180	180	-
Long-term amounts owed
to credit institutions	100	101	1	74	74	-
Debts securities issued	12,850	12,853	3	12,011	12,013	2
Other debt	299	299	-	286	286	-
Derivatives, net	582	582	-	718	718	-

			4			2

Net			69			35

NIB 2002	64	Annual Report

(19) MATURITY PROFILE
(Amounts in EUR million)

The table set forth below presents assets and liabilities according to their remaining maturities, calculated from closing date to maturity date. The possibility of early repayment is taken into consideration regarding derivative contracts and borrowing transactions. Loans outstanding, however, are reported according to the latest possible repayment date. Those assets and liabilities that do not have a contractual maturity date, as well as all value adjustments, are recorded under the column undefined. See also notes 11 and 13.

	0-6	6-12	1-5	5-10	More than	Undefined	Total
	months	months	years	years	10 years

Assets
Cash and cash equivalents	1,422	92	1,572	142	-	-1	3,227

Financial placements
Placements with credit
institutions	63	38	-	-	-	-	100
Debt securities	99	-	481	282	98	11	970
Other	-	-	-	-	-	6	6

	161	38	481	282	98	17	1,077

Loans outstanding	609	556	4,395	3,870	615	65	10,110
Intangible assets	-	-	-	-	-	2	2
Tangible assets	-	-	-	-	-	34	34
Other assets
Derivatives
Receivables1)	771	632	3,061	1,267	1,094	813	7,638
Payables	-724	-580	-2,948	-1,257	-968	-	-6,477

	47	51	114	10	126	813	1,161
Other assets	-	-	-	-	-	5	5
Accrued interest and fees receivable	-	-	-	-	-	332	332

Total assets	2,239	737	6,562	4,304	839	1,268	15,948

	0-6	6-12	1-5	5-10	More than	Unde-	Total
	months	months	years	years	10 years	fined

Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term	281	-	-	-	-	-	281
Long-term	63	38	-	-	-	-	100

	343	38	-	-	-	-	381

Debts evidenced by certificates	1,157	761	5,767	2,498	1,951	1,016	13,150
Other liabilities
Derivatives
Receivables	-546	-576	-4,617	-2,969	-1,266	-144	-10,117
Payables	583	615	4,931	3,163	1,407	-	10,699

	36	40	315	195	141	-144	582
Other liabilities	-	-	-	-	-	4	4
Accrued interest and fees payable	-	-	-	-	-	291	291

Total liabilities	1,537	838	6,082	2,693	2,092	1,166	14,408

Equity	-	-	-	-	-	1,540	1,540

Total liabilities and equity	1,537	838	6,082	2,693	2,092	2,706	15,948

Net during the period	702	-101	481	1,611	-1,253	-1,440	-
Cumulative net during the period	702	600	1,081	2,692	1,440	-	-

1) Including swap fees.

NIB 2002	65	Annual Report

NOTES TO THE FINANCIAL STATEMENTS

(20) AVERAGE BALANCE SHEET
(Amounts in EUR million)

2002
Assets
Cash and cash equivalents	2,896
Financial placements
Placements with credit institutions	83
Debt securities	872

955

Loans outstanding	10,021
Intangible assets	2
Tangible assets	35
Other assets
Derivatives	919
Other assets	28

947

Accrued interest and fees receivable	369

Total assets	15,225

Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term amounts owed to credit institutions	242
Long-term amounts owed to credit institutions	83

325

Debts evidenced by certificates
Debt securities issued	12,213
Other debt	282

12,495

Other liabilities
Derivatives	573
Other liabilities	8

582

Accrued interest and fees payable	331

Total liabilities	13,733

Equity
Paid-in capital	404
Statutory Reserve	550
Credit risk reserves	428
Other value adjustments	32
Profit for the year	77

Total equity	1,492
Total liabilities and equity	15,225

The average Balance Sheet is calculated on a monthly basis.

NIB 2002	66	Annual Report

(21) CASH FLOW STATEMENT
(Amounts in EUR 1,000)

	2002	2001
Profit for the year	141,631	130,720
Amortisation of issuing charges	9,254	10,674
Market value adjustment, trading portfolio	-12,315	3,746
Depreciation and write-down in value of tangible and intangible assets	2,300	4,259
Change in accrued interest and fees (assets)	44,633	67,652
Change in accrued interest and fees (liabilities)	-52,346	-59,690
Provision for possible loan losses	3,475	390
Adjustment to hedge accounting and changes in value of unhedging derivatives	4	2,719
Other adjustments to the year’s profit	665	-

Cash flow from operating activities	137,300	160,470

Specification of the change in cash and cash equivalents on 31 December:
(Amounts in EUR 1,000)
	2002	2001
Cash and balances with banks	5,651	7,630
Placements with credit institutions for less than 6 months	1,387,804	1,029,359
Liquid debt securities at floating interest rates	1,833,851	1,784,122

Cash and cash equivalents	3,227,307	2,821,111

Amounts owed to credit institutions for less than 6 months	-280,749	-180,075

Net liquidity	2,946,558	2,641,036

Change in net liquidity	305,521	-271,965

(22) EXCHANGE RATES

		EUR-rate on		EUR-rate on
		31 Dec 2002		28 Dec 2001

DKK	Danish krone	7.4288		7.4365
ISK	Icelandic krona	84.74		91.48
NOK	Norwegian krone	7.2756		7.9515
SEK	Swedish krona	9.1528		9.3012
AUD	Australian dollar	1.8556		1.728
CAD	Canadian dollar	1.6550		1.4077
CHF	Swiss franc	1.4524		1.4829
CZK	Czech koruna	31.577		31.962
EEK	Estonian kroon	15.6466	**	15.6466	**
GBP	British pound	0.6505		0.6085
HKD	Hong Kong dollar	8.1781		6.8723
JPY	Japanese yen	124.39		115.33
LVL	Latvian lat	0.6140		0.5563
NZD	New Zealand dollar	1.9975		2.1215
PLN	Polish zloty	4.0210		3.4953
SDR	Special drawing right	0.77408	*	0.70475	*
SGD	Singapore dollar	1.8199		1.6306
SKK	Slovakian koruna	41.503		42.78
TWD	Taiwanese dollar	36.33226	*	30.92726	*
USD	United States dollar	1.0487		0.8813
ZAR	South African rand	9.0094		10.4302

*	The exchange rate is calculated from the market rate for USD/relevant currency providing the EUR/relevant currency rate.
**	Fixed exchange rate to the euro.

NIB 2002	67	Annual Report

AUDITORS’ REPORTS

To the Control Committee of the Nordic Investment Bank

In our capacity as auditors appointed by the Control Committee of the Nordic Investment Bank we have audited the Financial Statements, the accounting records and the administration of the Bank, for the year 2002. The Board of Directors and the President are responsible for the accounting documents as well as the administration. Based on our audit it is our responsibility to express an opinion on the Financial Statements and the administration of the Bank.
     Our audit was conducted in accordance with International Standards on Auditing as issued by the International

Federation of Accountants. Those standards require that we plan and perform the audit in order to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates as well as evaluation of the overall financial statement presentation. Our audit also included a review of whether the Board of Directors’ and the President’s administration have complied with the Statutes of the Bank. We believe that our audit provides a reasonable basis for our opinions below.
     In our opinion the Financial Statements give a true and fair view of the financial position of the Nordic Invest-
ment Bank as at 31 December 2002 and of the results of its operations and its cash flows in 2002 in accordance with International Accounting Standards as adopted by the International Accounting Standards Board. It is also our opinion that the administration of the Board of Directors and the President complied with the Statutes of the Bank.

Helsinki, 7 March 2003

Kristian Hallbäck
Authorised Public Accountant
Ernst & Young, Helsinki

Torbjörn Hanson
Authorised Public Accountant
Ernst & Young, Stockholm

To the Nordic Council of Ministers

Statement by the Control Committee of the Nordic Investment Bank on the audit of the administration and accounts of the Bank.
     In accordance with section 13 of the Statutes of the Nordic Investment Bank we have been appointed to control the operations of the Bank and to be responsible for the auditing of the Bank’s accounts. After having completed our assignment for the year 2002, we hereby submit the following report.
     The Control Committee met during the fiscal year as well as after the Bank’s Financial Statements had been prepared. Control and examination measures considered necessary were then performed. The Annual Report of the Bank was examined at a meeting in Helsinki on 7 March 2003. In carrying out its tasks, the Control Committee received such information and carried out such examination measures as it deemed necessary to assess the Bank’s position in regard to its risks.We have also received the Auditors’ Report, submitted on 7 March 2003 by the authorised public accountants appointed by the Control Committee.

Following our audit, we note that:
–	The Bank’s operations during the financial year have been conducted in accordance with the Statutes, and that
–	The Financial Statements give a true and fair view of the financial position of the Bank as at 31 December 2002 and of its results and financing in 2002. The Profit and Loss Account shows a profit of EUR 141,630,621.06 for the financial period.
We recommend to the Nordic Council of Ministers that:
–	The appropriation of the Bank’s profits for the financial period, as proposed by the Board of Directors, be approved;
–	The Profit and Loss Account and the Balance Sheet be adopted;
–	The proposal by the Board of Directors regarding distribution of dividends to the Bank’s owners be approved; and
–	The Board of Directors and the President be discharged from liability for the administration of the Bank’s operations during the accounting period examined by us.

Helsinki, 7 March 2003

Bjarne Mørk-Eidem

Bill Fransson	Trond Helleland	Elver Jonsson

Per Kaalund	Markku Markkula	Ísólfur Gylfi Pálmason

Riitta Prusti	Gitte Seeberg	Guõmundur Snorrason

NIB 2002	68	Annual Report